SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Transaction Systems Architects, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

893416 10 7
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13G

CUSIP NO.  893416 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Capital, L.L.C.
            Tax Identification No.  41-1814661

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,583,495(1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,583,495(1)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,583,495(1)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.6%

12)        TYPE OF REPORTING PERSON*

             OO


_________________________
(1) Includes 1,171,252 shares issuable upon conversion of shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Shares of Class B Common Stock have no voting rights. Under the Bank Holding Company Act of 1956, the reporting person may be restricted from owning more than five percent of the outstanding shares of Class A Common Stock.




13G

CUSIP NO.  893416 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca NEC, L.L.C.
            Tax Identification No.  41-1815097

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,583,495 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,583,495 (1)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,583,495 (1)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.6%

12)        TYPE OF REPORTING PERSON*

             OO




_________________________
(1) Includes 1,171,252 shares issuable upon conversion of shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Shares of Class B Common Stock have no voting rights. Under the Bank Holding Company Act of 1956, the reporting person may be restricted from owning more than five percent of the outstanding shares of Class A Common Stock.



13G

CUSIP NO.  893416 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel J. Haggerty
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,627,844 (1)(2)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,627,844 (1)(2)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,627,844 (1)(2)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.8%

12)        TYPE OF REPORTING PERSON*

             IN


_________________________
(1) Includes 1,171,252 shares issuable upon conversion of shares of Class B Common Stock held of record by Norwest Equity Capital, LLC ("NEC"), with whom reporting person is affiliated. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Shares of Class B Common Stock have no voting rights. Under the Bank Holding Company Act of 1956, NEC may be restricted from owning more than five percent of the outstanding shares of Class A Common Stock.

(2) Inclues 44,349 shares held by Daniel J. Haggerty in his individual capacity.

13G

CUSIP NO.  893416 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,607,247 (1)(2)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,607,247 (1)(2)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,607,247 (1)(2)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.7%

12)        TYPE OF REPORTING PERSON*

             IN


_________________________
(1) Includes 1,171,252 shares issuable upon conversion of shares of Class B Common Stock held of record by Norwest Equity Capital, LLC ("NEC"), with whom reporting person is affiliated. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Shares of Class B Common Stock have no voting rights. Under the Bank Holding Company Act of 1956, NEC may be restricted from owning more than five percent of the outstanding shares of Class A Common Stock.

(2) Includes 23,752 shares held by John F. Lindahl in his individual capacity.

13G

CUSIP NO.  893416 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,596,073 (1)(2)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,596,073 (1)(2)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,596,073 (1)(2)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.7%

12)        TYPE OF REPORTING PERSON*

             IN


_________________________
(1) Includes 1,171,252 shares issuable upon conversion of shares of Class B Common Stock held of record by Norwest Equity Capital, LLC ("NEC"), with whom reporting person is affiliated. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Shares of Class B Common Stock have no voting rights. Under the Bank Holding Company Act of 1956, NEC may be restricted from owning more than five percent of the outstanding shares of Class A Common Stock.

(2) Includes 12,578 shares held by Geroge J. Still, Jr. in his individual capacity.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)


Item 1(a)  Name of Issuer:

           Transaction Systems Architects, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           330 South 108th Avenue
           Omaha, NE  68154

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Capital, L.L.C. (NEC)
           2.  Itasca NEC, L.L.C. (INEC)
           3.  Daniel J. Haggerty (DJH)
           4.  John E. Lindahl (JEL)
           5.  George J. Still (GJS)

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Capital, L.L.C.
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

           2.  Itasca NEC, L.L.C.
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

           3.  Daniel J. Haggerty
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

           4.  John E. Lindahl
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

           5.  George J. Still, Jr.
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

               This statement is filed by Norwest Equity Capital, L.L.C. on behalf of all of the persons listed above pursuant to Rule 13d-1(c) and Rule 13d-1(f). Norwest Equity Capital, L.L.C. is a Minnesota limited liability company. Itasca, NEC, L.L.C., a Minnesota limited liability company, is the managing member of Norwest Equity Capital, L.L.C. Daniel J. Haggerty, John E. Lindahl and George J. Still, Jr. are the managing members of Itasca, NEC, L.L.C.

Item 2(c)  Citizenship:

           1.  NEC:  Minnesota
           2.  INEC:  Minnesota
           3.  DJH:  United States
           4.  JEL:  United States
           5.  GJS:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           893416 10 7

Item 3     N/A

Item 4     Ownership:

           (1) Norwest Equity Capital, L.L.C.: At December 31, 1997, Norwest Equity Capital, L.L.C. owned 1,583,495(1) shares of common stock. This amount represented 5.6% of the total shares of common stock outstanding at that date. Norwest Equity Capital, L.L.C. has no rights to acquire additional shares through the exercise of options or otherwise.

           (2) Itasca NEC, L.L.C: At December 31, 1997, Itasca NEC, L.L.C was deemed to own, by virtue of its affiliation with Norwest Equity Capital, L.L.C, 1,583,495(1) shares of common stock. This amount represented 5.6% of the total shares of common stock outstanding at that date.

           (3) John E. Lindahl: At December 31, 1997, John E. Lindahl was deemed to own an aggregate of 1,607,247 shares, as follows: (a) 1,583,495(1) shares indirectly by virtue

_________________________
(1) Includes 1,171,252 shares issuable upon conversion of shares of Class B Common Stock held of record by NEC. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Shares of Class B Common Stock have no voting rights. Under the Bank Holding Company Act of 1956, NEC may be restricted from owning more than five percent of the outstanding shares of Class A Common Stock.

                of his affiliation with Norwest Equity Capital, L.L.C, and (b) 23,752 shares held in his individual capacity. This amount represented 5.7% of the total shares of common stock outstanding at that date.

           (4) Daniel J. Haggerty: At December 31, 1997, Daniel J. Haggerty was deemed to own an aggregate of 1,627,844 shares as follows: (a) 1,583,495(1) shares indirectly by virtue of his affiliation with Norwest Equity Capital, L.L.C., and (b) 44,349 shares held in his individual capacity. This amount represented 5.8% of the total shares of common stock outstanding at that date.

           (5) George J. Still, Jr.: At December 31, 1997, George J. Still, Jr. was deemed to own an aggregate of 1,596,073 shares as follows: (a) 1,583,495(1) shares indirectly by virtue of his affiliation with Norwest Equity Capital, L.L.C, and (b) 12,578 shares held in his individual capacity. This amount represented 5.7% of the total shares of common stock outstanding at that date.

                The persons filing this statement other than Norwest Equity Capital, L.L.C. disclaim beneficial ownership of, and the filing of this shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14 or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.


_________________________
(1) Includes 1,171,252 shares issuable upon conversion of shares of Class B Common Stock held of record by NEC. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Shares of Class B Common Stock have no voting rights. Under the Bank Holding Company Act of 1956, NEC may be restricted from owning more than five percent of the outstanding shares of Class A Common Stock.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 3, 1998

NORWEST EQUITY CAPITAL, L.L.C.

By:  Itasca NEC, L.L.C.



  /s/ John P. Whaley
      John P. Whaley, an Authorized Member